Exhibit 99.53

Trinity Capital Partners Corporation 45 Hazelton Street, Suite C Toronto, Ontario, M5R 2E3

October 20, 2019

Orla Mining Ltd.
202-595 Howe Street
Vancouver, BC V6C 2T5

RE: COMMITMENT LETTER

Dear Sirs:

Trinity Capital Partners Corporation (the “Arranging Lender”) is pleased to confirm to you, Orla Mining Ltd. (“you” or the “Borrower”) its commitment to provide, arrange and syndicate a loan facility in your favour in an aggregate principal amount of U.S.$125,000,000 (the “Loan Facility”) upon and subject to the terms and conditions set forth or referred to in this commitment letter (the “Commitment Letter”) and in the Secured Debt Financing Term Sheet attached hereto as Exhibit A (the “Term Sheet”, and together with the Commitment Letter, the “Commitment Papers”). Capitalized terms used herein without express definition shall have the same meanings as are assigned to them in the Term Sheet.

In that regard, and without limiting the generality of the preceding paragraph, the Arranging Lender confirms that the Arranging Lender [commercially sensitive information redacted], Pierre Lassonde or an affiliate of Pierre Lassonde [commercially sensitive information redacted], and Agnico Eagle Mines Limited or an affiliate thereof [commercially sensitive information redacted] (together, the “First Tranche Lenders”), are committed to fund the First Tranche upon and subject to the terms and conditions set forth or referred to in the Commitment Papers.

The Arranging Lender agrees to use commercially reasonable efforts to arrange a syndicate of banks, financial institutions, institutional lenders and investors (the “Lenders”) that will participate in the Loan Facility. The Arranging Lender shall not be permitted to syndicate the Loan Facility if such syndication would require regulatory or shareholder approval under applicable securities laws or the requirements of the Toronto Stock Exchange; provided that, in such event, the Lenders shall not be required to advance any portion of the Second Tranche or Third Tranche. For avoidance of doubt, syndication is not a condition of funding the First Tranche nor a condition of the commitment of the First Tranche Lenders to fund the First Tranche.

In consideration for the Arranging Lender’s agreement to perform its obligations as described herein, the Borrower hereby covenants and agrees to comply with the terms and conditions set out below and in the Term Sheet.

1.	The Borrower acknowledges and confirms that it has been advised that the Arranging Lender intends to promptly syndicate the Loan Facility to a group of lenders, including (without limitation) itself and the other parties listed above (collectively, the “Lenders”).

2.	To assist the Arranging Lender in completing its syndication efforts and satisfying the conditions to providing the Loan as set out in the Commitment Papers, the Borrower agrees to promptly upon request prepare and provide to the Arranging Lender all information with respect to the Borrower and its affiliates reasonably requested in connection therewith, including all financial information as the Arranging Lender may reasonably request in connection with the arrangement and syndication of the Loan Facility. For avoidance of doubt, arrangement and syndication is not a condition of funding the First Tranche nor a condition of the commitment of the First Tranche Lenders to fund the First Tranche. The Borrower hereby represents, warrants, and covenants that (a) all written or formally-presented information with respect to the Borrower, its subsidiaries, and their respective assets (the “Information”), other than projections, that has been or will be made available to the Arranging Lender by the Borrower, its affiliates or any of their advisors or representatives, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) all projections that have been or will be made available to the Arranging Lender by the Borrower, its affiliates or any of their advisors or representatives have been or will be prepared in good faith based upon assumptions that it believes are reasonable at the time made and at the time the related projections are made available to the Arranging Lender (it being understood and agreed that no assurance can be given that the projections will be realized and that actual results may materially differ from such projections). Borrower understands that in arranging and syndicating the Loan Facility, all Lenders will use and rely on the Information without independent verification thereof.

3.	As consideration for the Arranging Lender’s commitment hereunder and the Arranging Lender’s agreement to perform the services described herein, the Borrower agrees to pay to the Arranging Lender the non-refundable Commitment Fee, for the account of all Lenders on a pro rata basis, at the time and in the amount specified in the Term Sheet.

4.	The Arranging Lender’s commitment hereunder and its agreement to perform the services described herein are subject to (a) the Arranging Lender’s satisfaction that from the date hereof and during the syndication of the Loan Facility (including, without limitation, any period of time required to complete the initial syndication after Closing) there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower, or any affiliate thereof (excluding (i) the proposed working capital facility referenced in the Term Sheet [commercially sensitive information redacted] and (ii) the equipment financing referenced in the Term Sheet) without the prior written consent of the Arranging Lender, failing which the Arranging Lender reserves the right to terminate the commitments hereunder (and thereafter, the Arranging Lender shall have no further obligation under the Commitment Papers or in connection with the Loan Facility), (b) the negotiation, execution and delivery of definitive documentation referred to in the Term Sheet on terms satisfactory to the Arranging Lender and its counsel, in each case acting reasonably, within 90 days from the execution of this Commitment Letter, and (c) the other conditions set forth or referred to in the Term Sheet; provided that the Arranging Lender acknowledges and confirms that the First Tranche Lenders shall be required to fund their portion of the First Tranche upon satisfaction of the conditions precedent indicated as conditions for drawing of the First Tranche under paragraph (a) in “Conditions Precedent to Closing” in the Term Sheet, and not the balance of the Definitive Documentation.

5.	The Borrower agrees to (a) indemnify and hold harmless the Lenders, each of their respective affiliates and their respective shareholders, officers, directors, employees, advisors, and agents (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Papers, the Loan Facility, the use of the proceeds thereof, or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether such indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to an indemnified person, apply to (i) losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgement of a court to arise directly from the willful misconduct or gross negligence or fraud of such indemnified person, (ii) loss of profit, income, revenue or business opportunities, (iii) disputes solely between or among indemnified persons and (iv) the failure of an indemnified person to perform its obligations hereunder and (b) upon presentation of a summary statement, to reimburse the Arranging Lender and its affiliates on demand for all reasonable and documented out-of-pocket expenses (including reasonable and documented due diligence expenses, syndication expenses, consultant’s fees and expenses, travel expenses and fees, charges and disbursements of counsel) in each case, incurred in connection with the Loan Facility, and the preparation of any related documentation (including this Commitment Letter, the Term Sheet, and the Definitive Documentation) or the administration, amendment, modification or waiver thereof. No indemnified person shall be liable for any damages arising from the use by unauthorized persons of Information or other materials sent through electronic, telecommunications or other information transmission systems that are intercepted by such unauthorized persons, other than as a result of the gross negligence, criminal act or wilful misconduct of the indemnified person and provided such indemnified person has complied in all material respects with the protection protocols in place for dealing with their own confidential information or for any special, indirect, consequential or punitive damages in connection with the Loan Facility. For the purposes hereof, “person” means any natural person, corporation, firm, partnership, joint venture, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity. The provisions contained in this paragraph shall remain in full force and effect for any of the foregoing losses, claims, damages, liabilities, costs and expenses arising within a period of two years from the date hereof notwithstanding the termination of this Commitment Letter or the commitments hereunder in accordance with Section 5 hereof, but shall be superseded by the applicable provisions of the Definitive Documentation upon the execution thereof, provided that the reimbursement obligation set forth in part (b) above shall apply only to expenses incurred prior to the earlier of (i) the date of the Definitive Documentation and (ii) the date this Commitment Letter is terminated.

6.	The Borrower acknowledges that the Arranging Lender and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services, which for certainty includes providing such services to the Borrower in respect of the proposed transaction) to other companies in respect of which the Borrower may have conflicting interests regarding the Loan Facility and otherwise. The Arranging Lender will not use confidential information obtained from the Borrower by virtue of the Loan Facility or its other relationships with the Borrower in connection with the performance by the Arranging Lender of services for other companies, and the Arranging Lender will not furnish any such information to other companies. The Borrower also acknowledges that the Arranging Lender has no obligation to use in connection with the Loan Facility, or to furnish to the Borrower, confidential information obtained from other companies.

7.	This Commitment Letter (a) shall not be assignable by the Borrower without the prior written consent of the Arranging Lender (and any purported assignment without such consent shall be null and void), (b) shall not be assignable by the Arranging Lender without the prior written consent of the Borrower (and any purported assignment without such consent shall be null and void); provided that, in connection with the syndication of the Loan Facility, additional persons may adhere to this Commitment Letter, and (c) is intended to be solely for the benefit of the Borrower and is not intended to confer any benefits upon, or create any rights in favour of, any person other than the parties hereto. This Commitment Letter may not be amended nor waived except by an instrument in writing signed by the parties hereto. This Commitment Letter may be executed in any number of counterparts, each of which shall be deemed to constitute an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or electronic mail transmission in PDF format shall be as effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Term Sheet herein are the only agreements that have been entered into with respect to the Loan Facility as at the date hereof and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

8.	Unless otherwise expressly agreed in writing by the Arranging Lender, the compensation, reimbursement and indemnification provisions contained herein shall remain in full force and effect until the earlier of (a) the date of execution and delivery of the Definitive Documentation and (b) the date that is two years from the date hereof, notwithstanding the termination of this Commitment Letter or the Arranging Lender’s commitment hereunder in accordance with Section 5 hereof.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet by returning to the Arranging Lender an executed counterpart hereof not later than 4:00 p.m. Toronto time, on October 20, 2019. The Arranging Lender’s commitment expressed herein will expire at such time in the event the Arranging Lender has not received such executed counterpart in accordance with the immediately preceding sentence.

Yours very truly,

TRINITY CAPITAL PARTNERS CORPORATION
By:	/s/ “John Graham”
Title: Partner

By:	/s/ “Ron D'Ambrosio”
Title: Partner

Accepted and Agreed to this 20th day of October, 2019

ORLA MINING LTD.
By:	/s/ “Etienne Morin”
Title: Chief Financial Officer

By:	/s/ “Jason Simpson”
Title: Chief Executive Officer

Exhibit A

Orla Mining Limited: Secured Debt Financing Term Sheet

Trinity Capital Partners Corporation through one or more of its affiliates is pleased to offer you its commitment to arrange or provide financing to Orla Mining Ltd. (the “Borrower”) in an amount of US$125,000,000 upon the terms and subject to the conditions set forth or referred to in this Term Sheet (the “Term Sheet”), including the conditions precedent set out herein, as well as completion of satisfactory due diligence and negotiation of definitive transaction documentation (the “Definitive Documentation”), in form and substance satisfactory to the Borrower and the Lender (as hereinafter defined).

Summary of Principal Terms

Borrower	Orla Mining Ltd., a company incorporated under the Canada Business Corporations Act.
Agent	[Agent/Collateral Agent to be agreed by the Parties].
Lenders	Trinity Capital Partners Corporation (“Trinity Capital” or the “Arranging Lender”) and/or its affiliates or investors, together with other lending parties (collectively, the “Lenders”, and individually, a “Lender”).
Currency	United States Dollars.
Loan	US$125,000,000 (the “Loan”).
Interest Rate	8.80% per annum interest payable quarterly in cash in arrears and calculated on the basis of a 360-day year consisting of twelve 30-day months, subject to a 2.00% increase while there exists any default or event of default.
Loan Warrants	32.5 million common share purchase warrants with a C$3.00 per share exercise price and a 7-year exercise period from the time of issue (the “Warrants”). The Warrants shall be issued and delivered upon Closing, provided that should a Change of Control occur prior to Closing, the Warrants shall be deemed to have been issued immediately prior to such Change of Control. In the event drawdown of the First Tranche occurs prior to Closing, 20% of the Warrants shall be issued and delivered upon drawdown, with the balance issuable on Closing. The issuance of the Warrants is subject to regulatory approvals.
Drawdown

The Borrower may draw up to US$25,000,000 of the Loan (the “First Tranche”) at any time from and after the date of the Commitment Letter (to which this Term Sheet is attached) upon satisfaction of the conditions precedent set out under paragraph (a) in “Conditions to Closing” below (including, for greater certainty, the granting of security set out under “Security” as conditions for drawing of the First Tranche, and for greater certainty, the balance of the Definitive Documentation would not be required in connection with the First Tranche). This will facilitate the ordering of long lead items and working capital needs prior to receipt of environmental permits. In the event that the First Tranche is drawn prior to the Closing Date, the First Tranche will be repayable on demand if an Event of Default occurs, be evidenced by a promissory note(s) and be secured by the documents specified below under “Security” as conditions for drawing of the First Tranche.

 The remaining portion of the Loan (the “Second Tranche” and “Third Tranche”) shall be available under two drawdowns of US$50,000,000 each after the Borrower (i) has provided evidence of net cash proceeds of US$45,000,000 of additional capital, which cannot be redeemed, retracted or repaid, and on which no fixed payments are required to be made, while the Loan remains outstanding (from the date hereof) (the “Additional Equity”, and together with the Loan, the “Additional Capital”), (ii) has received all permits necessary for the commencement of the construction and development of Camino Rojo (as defined below) and the Arranging Lender is satisfied (acting reasonably) that the Borrower will obtain all necessary permits for the continued construction, development and operation of Camino Rojo, (iii) has received all corporate, shareholder and other approvals necessary for, and has determined that it will proceed with, the commencement of the construction of Camino Rojo and (iv) has satisfied all of the Conditions Precedent to Closing and Conditions Precedent to Draws. The Third Tranche must be drawn within 6 months of the Second Tranche.

Each drawdown shall be subject to 10 business days’ written notice to the Agent.

Ranking	The Loan will rank senior to all existing and subsequent debt, and the liens securing the Loan will have a first priority, over all assets as described under “Security” below, of the Borrower and the Restricted Subsidiaries (subject to specified prior ranking Permitted Encumbrances to be agreed).
Security

The Loan shall be guaranteed by all subsidiaries of the Borrower that either have, or acquire in the future, a direct or indirect interest in: (i) the Camino Rojo project, which shall include, for greater certainty all present and after acquired real and personal property relating to the Camino Rojo project [commercially sensitive information redacted]; or (ii) the Cerro Quema property in Panama (“Cerro Quema”) (together, the “Restricted Subsidiaries”) and shall be secured by all assets of the Borrower and the Restricted Subsidiaries, provided that mortgage/real property security (including, without limitation, with respect to mining claims) shall only be required in connection with Camino Rojo on Closing, and thereafter will be required on any additional real property owned or leased by the Borrower or any of its Restricted Subsidiaries related to Camino Rojo. For greater certainty (x) mortgage/real property security shall not be required on any actual real property until such time as an interest in such real property has been acquired by the Borrower or its Restricted Subsidiaries, and (y) the Loan will be secured by a pledge of all securities of the Restricted Subsidiaries and any subsidiaries that become Restricted Subsidiaries in the future, and all present and after-acquired property of the Borrower and any Restricted Subsidiaries (other than mortgage/real property security over real property that is not related to Camino Rojo).

Drawing of the First Tranche shall require delivery of all guarantees, a general security agreement executed by the Borrower and each of the Restricted Subsidiaries, pledges of all securities and accounts, and intercompany subordination agreements, in each case governed by the laws of the Province of Ontario and the Federal laws of Canada applicable therein.

Full foreign and asset security as described above to be in place before drawdown of the Second Tranche.

Permitted Encumbrances

•       Equipment financing secured by the equipment so financed (and proceeds thereof (including applicable insurance proceeds)) [commercially sensitive information redacted].

•      Working capital facility [commercially sensitive information redacted] ranking first on accounts receivable and inventory and subordinate to the Lenders in all other respects, in form and substance satisfactory to the Majority Lenders, acting reasonably, and subject to an intercreditor agreement on terms satisfactory to the Majority Lenders, acting reasonably.

•      Foreign exchange hedging, subject to an intercreditor arrangement satisfactory to the Majority Lenders, acting reasonably.

•      Other additional non-financial ordinary course encumbrances which do not materially affect the use or the value of the asset subject thereto.

[Commercially sensitive information redacted]	[Commercially sensitive information redacted].
Closing Date	The execution of the Definitive Documentation (the “Closing Date”) is targeted for November 2019. Dates are to be mutually agreed between the Borrower and the Majority Lenders.
Maturity Date	5 years following the Closing Date (the “Maturity Date”), including in respect of the First Tranche if it is drawn in advance of the satisfaction of all Conditions Precedent to Closing. All amounts outstanding under the Loan are to be repaid in one payment at the Maturity Date.

Use of Proceeds	Proceeds from the Additional Capital shall be used to fund the construction and/or development of Camino Rojo (including early project works, purchasing long-lead items, and working capital needs related to Camino Rojo), [commercially sensitive information redacted], and to fund the normal course general and administrative expenses consistent with previous practice of the Borrower and the Restricted Subsidiaries; provided that no such proceeds may be used to fund the exploration, development or construction of Cerro Quema. For greater certainty, the aforementioned proceeds may not be used in connection with the acquisition, development, construction or operation of or investment in any mine, property or business that will not be subject to the security set out under “Security”.
Definitive Documentation	The Definitive Documentation shall be satisfactory to the Borrower and the Majority Lenders, each acting reasonably, and will include a loan agreement containing, inter alia, in addition to the specific terms set out herein, customary representations and warranties, additional customary positive and negative covenants as the Majority Lenders may reasonably require following completion of their due diligence, and such other customary loan agreement provisions (e.g., customary indemnification provisions, tax provisions, etc.) as the Majority Lenders may reasonably require as well as security documents and warrant documents, in each case in substance consistent with this Term Sheet.
Voluntary Prepayment	The Borrower shall have the ability to repay the Loan, in full or in part, at any time without cost if the Loan is repaid with cash flow from operations. Prepayments made with third-party debt funding, public market equity or with proceeds from warrant exercises will be subject to a 2.0% premium on the principal amount prepaid payable at the time of prepayment.

Change of Control

Upon completion of a Change of Control, the outstanding principal amount of the Loan shall be repaid, together with a 2.0% premium and all accrued and unpaid interest.

“Change of Control” means, with respect to any person, (y) the consummation of any transaction, including any consolidation, arrangement, amalgamation or merger or any issue, transfer or acquisition of voting shares, the result of which is that any other person or group of other persons acting jointly or in concert for purposes of such transaction becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of such person; or (z) if, after the Closing Date, in any twelve (12) month consecutive period, Continuing Directors cease to constitute a majority of the Board of Directors of the Borrower. Notwithstanding the foregoing, it shall not be a Change of Control where Trinity Capital or any affiliate thereof acquires control of the applicable person.

“Continuing Directors” means (a) any member of the Board of Directors who was a director of the Borrower on the Closing Date, and (b) any individual who becomes a member of the Board of Directors after the Closing Date if such individual was approved, appointed or nominated for the election to the Board of Directors by a majority of the Continuing Directors.

Events of Default

The following shall be the events of default for the Loan (with corresponding and customary remedies):

•     Payment defaults (subject to a 3 business day cure period);

•     Any representation or warranty in any of the Definitive Documentation shall prove to have been incorrect in any material respect when made or deemed to be made and, if capable of being remedied, shall fail to be remedied within twenty (20) days from the earlier of (i) the Agent or any Lender providing written notice thereof to the Borrower or (ii) the Borrower becoming aware of the incorrect representation and warranty;

•     Breach of covenants (subject to a 20 day cure period for covenants other than negative covenants, financial covenants, and any other covenants that contain a time-period in their terms);

•     Customary cross-default to other debt [commercially sensitive information redacted];

•     Cross-default to any other material agreements [commercially sensitive information redacted];

•     Judgments above a threshold of [commercially sensitive information redacted];

•     Bankruptcy and insolvency events;

•     Seizures of assets [commercially sensitive information redacted];

•     Liquidation or winding-up of the Borrower;

•     (a) repudiation by the Borrower of Definitive Documentation or Security or (b) illegality or invalidity of Definitive Documentation or Security; provided that, in the case of (b), where such situation is capable of remediation by the Borrower, then an event of default shall occur only where the Borrower fails to remediate the event or circumstance giving rise to such default to the satisfaction of the Agent within 20 days of becoming aware of such circumstance; and

•     [commercially sensitive information redacted].

For greater certainty, each of the financial measures above shall be without [commercially sensitive information redacted].

Covenants

The Definitive Documentation shall include standard negative and affirmative covenants for this type of financing (subject to certain customary and reasonable materiality thresholds, grace periods and exceptions) that will apply prior to all outstanding amounts under the Loan being repaid in full. Such covenants shall include, but are not limited to:

•     Restrictions on debt incurrence [commercially sensitive information redacted], except (i) as permitted above under Permitted Encumbrances, (ii) in respect of the Newmont loan not to exceed 220,000,000 Mexican Pesos, and (iii) foreign exchange related hedging indebtedness subject to agreed notional amount(s) and tenor(s) to be agreed in the Definitive Documentation, including intercreditor agreements, subject to the approval of Majority Lenders acting reasonably; provided that, save and except for (x) royalties in existence as of the date hereof, (y) royalties required by a governmental authority in Mexico in connection with Camino Rojo and (z) [commercially sensitive information redacted] no stream, royalty or like interest may be granted on Camino Rojo without the consent of Lenders with commitments comprising 75% of the total commitment at the applicable time (the “Majority Lenders”);

•     Restrictions on encumbrances except Permitted Encumbrances;

•     Restrictions on affiliate transactions and non-arms length transactions;

•     Restrictions on transfers of undertakings, property or assets subject to customary carve-outs for ordinary course dispositions of inventory, obsolete and worn assets (with customary reinvestment rights in equivalent assets within 180 days) and the disposition of Cerro Quema (if on an arm’s length basis and provided that (i) the Lenders are provided with ten (10) business days prior written notice of the Borrower launching any sales process for Cerro Quema; and (ii) the net cash proceeds from the sale of Cerro Quema shall be applied as a prepayment of the Loan);

•     Restrictions on investments using proceeds of the Additional Capital;

•     Restrictions on (i) mergers or amalgamations, except between the Borrower and its Restricted Subsidiaries, or between Restricted Subsidiaries, provided that the Agent is satisfied, acting reasonably, in each case that the Borrower and each other successor entity, as applicable, remains liable under all applicable Definitive Documentation in accordance with all applicable laws, and that all Security remains binding and perfected first priority security under all applicable laws (subject to Permitted Encumbrances), and (ii) dispositions of all or substantially all assets and similar transactions;

•     Payment of principal and interest accrued on the Loan;

•     The proceeds of the Additional Capital will not be comingled with any of the assets or property of any subsidiary of the Borrower that is not a Restricted Subsidiary;

•     Notice of (i) material adverse change, (ii) material litigation, (iii) threatened or pending material environmental investigations or claims, (iv)  proceedings or actions related to permits, and (v) defaults and events of default under the Definitive Documentation;

•     Maintenance of corporate existence;

•     Maintenance of books and records;

•     Maintenance by Borrower and its Restricted Subsidiaries (on an unconsolidated basis) of an aggregate minimum net working capital of US$5,000,000 and no other ongoing maintenance covenants;

•     Maintenance of insurance in such types and amounts as are customary in the case of persons engaged in the same or similar businesses and similarly situated;

•     Payment of taxes;

•     Inspection rights;

•     Compliance with laws, including material compliance with environmental laws, and compliance with AML, anti-corruption and sanctions;

•     Copies of monthly financial reports prepared for the Orla management and Board during construction of Camino Rojo and quarterly and annual financial reporting thereafter;

•     Dividends, share buy-backs, loans or any other distributions by the Borrower or any of the Restricted Subsidiaries shall be restricted at all times, unless consent has been received from the Majority Lenders; provided, however, unless a default or an event of default has occurred and is continuing: (i) the Borrower may, without the consent of the Majority Lenders, make capital contributions and loans to (A) Minera Camino Rojo SA de CV and (B) subsidiaries other than Minera Camino Rojo SA de CV, provided that the capital contributions and loans made to subsidiaries other than Minera Camino Rojo SA de CV are not funded from Additional Capital, proceeds of the business or operations of, or the proceeds of the sale of the shares or assets of, any Restricted Subsidiary; provided further that, subject to (iii), proceeds of the business or operations of any Restricted Subsidiary are permitted to fund Cerro Quema; (ii) Minera Camino Rojo SA de CV may make dividends, loans, repayments or distributions to the Borrower without the consent of the Majority Lenders where all of the proceeds of such dividends, loans, repayments or distributions are used to pay/repay the principal and/or interest of the Loan; and (iii)  Minera Camino Rojo SA de CV may make dividends, loans, repayments or distributions to any Restricted Subsidiary or the Borrower for use by any Restricted Subsidiary or the Borrower for general corporate purposes without the consent of the Majority Lenders, provided that in the case of this clause (iii), 50% of the proceeds of such dividend, loan, repayment or distribution are used by such Restricted Subsidiary or the Borrower for general corporate purposes (which general corporate purpose shall not include (x) dividends, loans, share buy-backs, repayments and other distributions and (y) the construction, development or operation of, or investment in, or funding of debt service related to, any mine, property or business that will not be subject to the security set out under “Security”) and the remaining 50% of such proceeds are used to prepay the Loan;

•     Restrictions on changes to the constating documents of the Borrower with respect to the creation of new classes of shares or equity rights;

•     No material change in business;

•     Restrictions providing financial assistance; and

•     The Borrower shall, or shall cause, each direct or indirect subsidiary that becomes a Restricted Subsidiary from and after the date hereof to provide the Lenders with a guarantee and security over all of its assets (other than mortgage/real property security over assets that are not related to Camino Rojo as set out under “Security” above).

Commitment Fee	The Borrower will pay, to the Arranging Lender, an aggregate commitment fee of 1.0% of the total Loan amount committed herein upon the earlier of Closing and drawdown of the First Tranche. The Commitment Fee shall be payable by the Arranging Lender to each Lender on a pro rata basis based on such Lender’s loan commitments.
Expenses	The Borrower shall be responsible for any and all reasonable and documented legal fees and other out-of-pocket expenses incurred by the Arranging Lender in connection with its due diligence review and the negotiation and preparation of the Term Sheet and all related loan and security documentation.
Information Rights	The Borrower shall provide the Lender with such financial or other information as may be reasonably requested by the Lender from time to time, provided that if any such requested information constitutes material non-public information, the Lender shall be required to execute a non-disclosure agreement prior to receipt of such information.
Conditions Precedent to Closing	Customary conditions precedent for a financing of this type, including, without limitation:

(a) the following conditions precedent shall be satisfied upon the earlier of drawdown of the First Tranche and Closing:

•     compliance by the Borrower with all applicable regulatory, TSX, governmental and corporate requirements to the satisfaction of the Majority Lenders, including delivery of any required consents or approvals in respect of drawdown of the First Tranche and Closing, separately as applicable;

•     completion of lien and corporate searches and obtaining necessary discharges/estoppels of existing liens in respect of security applicable to drawdown of the First Tranche;

•     registration and perfection of security under the laws of the applicable jurisdictions (British Columbia and any other applicable Canadian jurisdiction required to perfect and protect the Lenders’ security) applicable to the drawdown of the First Tranche and Closing, as applicable (for greater certainty, excluding any requirement for perfection under the local laws of any non-Canadian jurisdiction) and a notation shall have been made on the shareholder register of each applicable subsidiary, including Minera Camino Rojo SA de CV, noting the pledge and granting of security to the Lenders over all of the securities of such subsidiaries;

•     between the date of this Term Sheet and the Closing Date, no material adverse change in the assets, properties, operations, business, liabilities (actual or contingent), condition (financial or otherwise) of the Borrower or commodity prices, the economy or financial markets that disproportionately affect the Borrower;

•     satisfactory completion of “know your client” and anti-money laundering diligence;

•     no default or event of default shall reasonably be expected to occur at the time of drawdown of the First Tranche;

•     delivery of executed documentation evidencing the applicable security documentation set out under “Security” as conditions for drawing of the First Tranche;

•     delivery of physical share certificates representing all of the shares of Minera Camino Rojo SA de CV, Minera Cerro Quema S.A. and each of the Restricted Subsidiaries, each duly endorsed in blank;

•     delivery of an executed copy of a promissory note to each of the First Tranche Lenders; and

•     delivery of an executed officer’s certificate, attaching authorizing resolutions, articles, by-laws and incumbency certification from the Borrower and each subsidiary providing Security for the First Tranche, in form and substance satisfactory to the Majority Lenders, acting reasonably.

(b)   to the extent not already completed, the following conditions precedent shall be satisfied at Closing

•     execution of the Definitive Documentation, corporate resolutions, legal opinions addressed to all Lenders, and closing certificates acceptable to the Lender and the Borrower;

•     completion of business, legal and financial due diligence satisfactory to the Lender;

•     completion of lien and corporate searches and obtaining necessary discharges/estoppels of existing liens;

•     evidence of insurance naming the Agent, on behalf of the Lenders, as additional insured and first loss payee in respect of all collateral;

•     between the date of this Term Sheet and the Closing Date, no material adverse change in the assets, properties, operations, business, liabilities (actual or contingent), condition (financial or otherwise) of the Borrower or commodity prices, the economy or financial markets that disproportionately affect the Borrower;

•     no continuing default or event of default; and

•     payment of the Arranging Lender’s fees (including the Commitment Fee on behalf of all Lenders) and reasonable and documented expenses, including reasonable and documented legal fees and expenses.

Conditions Precedent to Draws

Customary conditions precedent for draw of the Second Tranche and Third Tranche, including, without limitation:

•     repetition of representations and warranties (including, without limitation, representation that no event or circumstance has occurred that would have a material adverse effect on the assets, properties, operations, business, liabilities (actual or contingent) of the Borrower and its subsidiaries taken as a whole or commodity prices, the economy or financial markets that disproportionately affect the Borrower);

•     no continuing default or event of default; and

•     Borrower and its Restricted Subsidiaries having obtained all permits necessary for the commencement of the construction and development of Camino Rojo and the Agent is satisfied (acting reasonably) that the Borrower will obtain all necessary permits for the continued construction, development and operation of Camino Rojo; provided that this condition shall not apply to the First Tranche.

Taxes	Customary tax gross-up provisions will apply in case of any withholding taxes applicable to any payments to each Lender under the terms and conditions of the Loan.
Debt Service Reserve Accounts	None.
Cash sweeps/Mandatory Prepayment	None, save and except for the mandatory prepayment in connection with dividend/distribution by the Borrower and a Change of Control (see above).
Political Risk Insurance	Not required.

Cost overrun funding	Not required.
Completion Test	None.
Assignability	The Borrower shall not have the right to assign the Loan or any portion thereof. The Arranging Lender may, subject to applicable law, (i) syndicate the Loan in consultation with the Borrower (both prior to and after Closing) and (ii) following the initial syndication of the Loan, any Lender may assign all or any portion of the Loan (x) without consent of the Borrower, to any affiliate of such Lender or any fund managed by such Lender or (y) to any other person, with the consent of the Borrower, such consent not to be unreasonably withheld, provided that after the occurrence of an Event of Default that is continuing, no such consent of the Borrower shall be required. Notwithstanding the foregoing, the Arranging Lender shall not be permitted to syndicate the loan if such syndication would require regulatory or shareholder approval under applicable securities laws or the requirements of the Toronto Stock Exchange. In such event, the Lenders shall not be required to advance any portion of the Loan other than the First Tranche.
Information Dissemination	The Arranging Lender, and any Lender named therein, shall have the right to approve any press releases or presentations in relation to the Loan.
Confidentiality	Without prejudice to any non-disclosure or confidentiality agreement between the Borrower and any Lender, the Borrower agrees to keep confidential and not to disclose to any person or entity the contents of this Term Sheet and/or the fact that discussions or negotiations are taking place or have taken place between the Borrower and the Lenders in connection with the proposed transactions described herein. Notwithstanding the foregoing, the Borrower may issue a press release in respect hereof; provided that if such press release names any Lender, such Lender shall have the right to approve such press release.
Governing Law (Definitive Documentation)	The Definitive Documentation will be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.
Governing Law and Binding Effect

This Term Sheet shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

It is understood that this Term Sheet does not contain all matters upon which agreement must be reached in order for the proposed transaction to be consummated and that Definitive Documentation will govern the Loan.